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August 4, 1998


Board of Directors
AMP Incorporated
470 Friendship Road
Harrisburg, PA 17111


     I am writing to you after my unsuccessful attempts to make contact with Bill Hudson to discuss a proposal for the strategic combination of our two companies in a manner that truly serves the vital best interests of the employees, customers, shareowners and communities of which we are a part. Specifically, in our letter of July 30 I proposed that AlliedSignal acquire all the outstanding shares of AMP for $43.50 per share in cash, or for a higher price if all or a significant portion of the consideration were AlliedSignal shares rather than cash.

     It is our desire to enter into direct discussions about this transaction with you. However, because Mr. Hudson has not responded to my calls and letter, we have decided to commence a tender offer for all outstanding shares of AMP for an enhanced price of $44.50 per share in cash. A combination is clearly in the best interests of both companies and all of their constituencies, and we are committed to completing it. The AlliedSignal Board of Directors has unanimously authorized this offer, and adequate financing is available. Accordingly, if AMP is unwilling to enter negotiations, AlliedSignal is prepared to initiate a consent solicitation to increase the size of the AMP Board of Directors and to add a majority of directors who will be responsive to our proposal.

     As I said in my letter to Mr. Hudson last week, and as I will tell you in person if you permit me to present our proposal in person, a combination of our companies makes compelling business sense and is consistent with both the letter and spirit of the laws governing businesses in Pennsylvania. I hope that we can work together in a professional and constructive manner so that your constituencies can enjoy the benefits of our combination as soon as possible. In particular:

     * For AMP shareowners, an acquisition of AMP shares for $44.50 in cash provides the opportunity to realize an immediate premium of about 55% over the market price of AMP's shares. If we exchange AlliedSignal shares for AMP shares on a tax-free basis, your shareowners would be able to participate in the future growth of a new AlliedSignal/AMP enterprise. We are confident that our business approach, which over the past six years has enabled us to grow earnings per share at a compound average annual rate of 21% and increase our market value six-fold, would create significant value if applied to AMP's business. AlliedSignal can also bring to bear on AMP's business the important advantages we have in size and scale, technology, management depth, operational excellence and financial strength. Finally, AMP











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          shareowners would benefit from owning a stock with a demonstrated record of consistent performance.

     * For AMP employees, the size of AlliedSignal and scope of our businesses would offer many more career opportunities than they have currently. AlliedSignal has been named by Fortune as one of the best 100 companies in America for which to work.

     * For AMP customers, our business approach and Six Sigma operational initiatives ensure that we achieve world-class design and production capabilities in all our businesses, everywhere we operate.

     I look forward to speaking with you soon.

                                          Sincerely,


                                          Larry Bossidy
                                          Chairman and Chief Executive Officer




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